Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor (a)				Predecessor (b)
	9 Months	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Year Ended
	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	December 31,
	2013	2012	2011	2010	2010	2009	2008
Earnings, as defined:
Income Before Income Taxes	$191	$192	$195	$29	$167	$142	$131
Mark to market impact of derivative
instruments				1	(20)	(20)	35
	191	192	195	30	147	122	166

Total fixed charges as below	32	44	46	8	40	46	60

Total earnings	$223	$236	$241	$38	$187	$168	$226

Fixed charges, as defined:
Interest charges (c)	$30	$42	$44	$8	$38	$44	$58
Estimated interest component of
operating rentals	2	2	2		2	2	2

Total fixed charges	$32	$44	$46	$8	$40	$46	$60

Ratio of earnings fixed charges	7.0	5.4	5.2	4.8	4.7	3.7	3.8

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

152